Exhibit 99.2

AMERICAN NATIONAL GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(In thousands, except share data)

	March 31, 2022	December 31, 2021
ASSETS
Fixed maturity, bonds held-to-maturity, at amortized cost, net of allowance for credit losses of $13,388 in 2022 and $13,129 in 2021 (Fair value $6,828,253 in 2022 and $7,458,789 in 2021)	$6,896,485	$7,088,981
Fixed maturity, bonds available-for-sale, at fair value (Allowance for credit losses of $28,420 in 2022 and $10,310 in 2021) (Amortized cost $9,824,697 in 2022 and $8,107,794 in 2021)	9,473,058	8,380,248
Equity securities, at fair value (Cost $95,317 in 2022 and $94,732 in 2021)	84,974	135,433
Mortgage loans on real estate, net of allowance for credit losses of $92,824 in 2022 and $97,079 in 2021	5,155,716	5,199,334
Policy loans	365,117	365,208
Real estate and real estate partnerships, net of accumulated depreciation of $286,999 in 2022 and $287,387 in 2021	925,459	928,412
Investment funds	981,802	961,763
Short-term investments	1,217,041	1,840,732
Other invested assets	131,998	125,795

Total investments	25,231,650	25,025,906

Cash and cash equivalents	1,195,757	1,930,882
Accrued investment income	211,632	192,913
Reinsurance recoverables, net of allowance for credit losses of $14,725 in 2022 and $14,553 in 2021	457,300	459,621
Prepaid reinsurance premiums	45,429	47,789
Premiums due and other receivables	398,950	382,562
Deferred policy acquisition costs	1,634,335	1,498,124
Property and equipment, net of accumulated depreciation of $307,897 in 2022 and $302,936 in 2021	143,038	137,466
Prepaid pension	169,662	167,587
Other assets	147,130	156,768
Separate account assets	1,237,906	1,320,703

Total assets	$30,872,789	$31,320,321

LIABILITIES
Future policy benefits
Life	$3,221,339	$3,216,626
Annuity	1,578,424	1,598,365
Health	44,794	45,715
Policyholders’ account balances	13,880,262	13,879,198
Policy and contract claims	1,694,665	1,692,295
Unearned premium reserve	1,039,776	1,013,830
Other policyholder funds	372,143	379,545
Liability for retirement benefits	78,076	79,089
Notes payable	158,348	149,248
Deferred tax liabilities, net	92,873	200,510
Current tax payable	356,579	321,926
Other liabilities	399,043	421,212
Separate account liabilities	1,237,906	1,320,703

Total liabilities	24,154,228	24,318,262

EQUITY
American National Group, Inc. stockholders’ equity:
Common stock, $0.01 par value; 50,000,000 shares authorized; 26,887,200 shares issued and outstanding in 2022 and 2021	269	269
Additional paid-in capital	47,782	47,762
Accumulated other comprehensive income (loss)	(224,811)	147,054
Retained earnings	6,886,004	6,799,283

Total American National stockholders’ equity	6,709,244	6,994,368
Noncontrolling interest	9,317	7,691

Total stockholders’ equity	6,718,561	7,002,059

Total liabilities and stockholders’ equity	$30,872,789	$31,320,321

See accompanying notes to the unaudited condensed consolidated financial statements.

AMERICAN NATIONAL GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In thousands, except share and per share data)

	Three months ended March 31,
	2022	2021
PREMIUMS AND OTHER REVENUES
Premiums
Life	$106,216	$100,779
Annuity	7,343	24,241
Health	32,465	38,228
Property and Casualty	436,087	399,405
Other policy revenues	94,764	86,539
Net investment income	269,365	269,981
Net realized investment gains	10,277	19,239
Increase in investment credit loss	(11,636)	(5,486)
Net gains (losses) on equity securities	(9,482)	95,940
Other income	10,735	9,752

Total premiums and other revenues	946,134	1,038,618

BENEFITS, LOSSES AND EXPENSES
Policyholder benefits
Life	164,276	146,160
Annuity	21,294	44,717
Claims incurred
Health	20,636	24,251
Property and Casualty	270,605	244,135
Interest credited to policyholders’ account balances	48,299	107,787
Commissions for acquiring and servicing policies	157,343	153,685
Other operating expenses	138,962	133,502
Change in deferred policy acquisition costs	(14,116)	(28,119)

Total benefits, losses and expenses	807,299	826,118

Income before federal income tax and other items	138,835	212,500

Less: Provision (benefit) for federal income taxes
Current	35,765	16,130
Deferred	(8,479)	27,041

Total provision for federal income taxes	27,286	43,171

Income after federal income tax	111,549	169,329
Other components of net periodic pension benefit (costs), net of tax	(1,368)	944

Net income	110,181	170,273
Less: Net income attributable to noncontrolling interest, net of tax	1,412	100

Net income attributable to American National	$108,769	$170,173

Amounts available to American National common stockholders
Earnings per share
Basic	$4.05	$6.33
Diluted	4.05	6.33
Weighted average common shares outstanding	26,877,200	26,877,200
Weighted average common shares outstanding and dilutive potential common shares	26,884,741	26,884,899

See accompanying notes to the unaudited condensed consolidated financial statements.

AMERICAN NATIONAL GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED

(In thousands)

	Three months ended March 31,
	2022	2021
Net income	$110,181	$170,273

Other comprehensive income (loss), net of tax
Change in net unrealized losses on securities	(375,020)	(106,264)
Foreign currency transaction and translation adjustments	312	244
Defined benefit pension plan adjustment	2,843	3,809

Total other comprehensive loss, net of tax	(371,865)	(102,211)

Total comprehensive income (loss)	(261,684)	68,062
Less: Comprehensive income attributable to noncontrolling interest	1,412	100

Total comprehensive income (loss) attributable to American National	$(263,096)	$67,962

See accompanying notes to the unaudited condensed consolidated financial statements.

AMERICAN NATIONAL GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(In thousands, except per share data)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Noncontrolling Interest	Total Equity
Balance at January 1, 2022	$269	$47,762	$147,054	$6,799,283	$7,691	$7,002,059
Amortization of restricted stock	—	20	—	—	—	20
Other comprehensive loss	—	—	(371,865)	—	—	(371,865)
Net income attributable to American National	—	—	—	108,769	—	108,769
Cash dividends to common stockholders (declared per share of $0.82)	—	—	—	(22,048)	—	(22,048)
Contributions	—	—	—	—	858	858
Distributions	—	—	—	—	(644)	(644)
Net income attributable to noncontrolling interest	—	—	—	—	1,412	1,412

Balance at March 31, 2022	$269	$47,782	$(224,811)	$6,886,004	$9,317	$6,718,561

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Noncontrolling Interest	Total Equity
Balance at January 1, 2021	$269	$47,683	$222,170	$6,188,148	$7,297	$6,465,567
Amortization of restricted stock	—	19	—	—	—	19
Other comprehensive loss	—	—	(102,211)	—	—	(102,211)
Net income attributable to American National	—	—	—	170,173	—	170,173
Cash dividends to common stockholders (declared per share of $0.82)	—	—	—	(22,048)	—	(22,048)
Contributions	—	—	—	—	259	259
Distributions	—	—	—	—	(380)	(380)
Net income attributable to noncontrolling interest	—	—	—	—	100	100

Balance at March 31, 2021	$269	$47,702	$119,959	$6,336,273	$7,276	$6,511,479

See accompanying notes to the unaudited condensed consolidated financial statements.

AMERICAN NATIONAL GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In thousands)

	Three months ended March 31,
	2022	2021
OPERATING ACTIVITIES
Net income	$110,181	$170,273
Adjustments to reconcile net income to net cash provided by operating activities:
Net realized investment gains	(10,277)	(19,239)
Increase in investment credit loss	11,636	5,486
Accretion of premiums, discounts and loan origination fees	6,598	2,991
Net capitalized interest on policy loans and mortgage loans	(8,072)	(8,969)
Depreciation	12,171	12,688
Interest credited to policyholders’ account balances	48,299	107,787
Charges to policyholders’ account balances	(94,764)	(86,539)
Deferred federal income tax expense (benefit)	(8,479)	27,041
Income from equity method investments	(67,096)	(23,161)
Distributions from unconsolidated affiliates	68,663	17,605
Changes in:
Policyholder liabilities	14,777	130,675
Deferred policy acquisition costs	(14,116)	(28,119)
Reinsurance payables	2,321	(29,927)
Premiums due and other receivables	(16,388)	(21,164)
Prepaid reinsurance premiums	2,360	1,997
Accrued investment income	(18,719)	2,629
Current tax payable	34,653	14,127
Liability for retirement benefits	511	(3,291)
Fair value of option securities	35,183	(28,827)
Fair value of equity securities	9,482	(95,940)
Other, net	(11,134)	1,313

Net cash provided by operating activities	107,790	149,436

INVESTING ACTIVITIES
Proceeds from sale/maturity/prepayment of:
Held-to-maturity securities	185,127	446,616
Available-for-sale securities	249,551	249,726
Equity securities	67,291	35,383
Real estate and real estate partnerships	8,275	11,119
Mortgage loans	308,883	267,290
Policy loans	11,238	15,106
Other invested assets	50,951	38,231
Disposals of property and equipment	—	11
Distributions from real estate and real estate partnerships	33,519	40,846
Distributions from investment funds	25,407	30,557
Payment for the purchase/origination of:
Held-to-maturity securities	—	(560,406)
Available-for-sale securities	(1,965,103)	(210,290)
Equity securities	(26,307)	(32,845)
Real estate and real estate partnerships	(14,545)	(2,910)
Mortgage loans	(253,967)	(157,027)
Policy loans	(5,869)	(5,090)
Other invested assets	(39,017)	(22,441)
Additions to property and equipment	(10,533)	(9,914)
Contributions to real estate and real estate partnerships	(25,435)	(28,092)
Contributions to investment funds	(51,755)	(66,589)
Change in short-term investments	623,691	(183,963)
Change in collateral held for derivatives	(53,718)	13,136
Other, net	5,464	(2,356)

Net cash used in investing activities	(876,852)	(133,902)

AMERICAN NATIONAL GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (CONTINUED)

(In thousands)

	Three months ended March 31,
	2022	2021
FINANCING ACTIVITIES
Policyholders’ account deposits	$343,049	$450,984
Policyholders’ account withdrawals	(295,520)	(323,854)
Change in notes payable	9,100	(1,096)
Dividends to stockholders	(22,048)	(22,048)
Payments to noncontrolling interest	(644)	(380)

Net cash provided by financing activities	33,937	103,606

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(735,125)	119,140
Cash and cash equivalents at beginning of the period	1,930,882	339,947

Cash and cash equivalents at end of the period	$1,195,757	$459,087

Supplemental cash flow information:
Interest paid	$—	$218
Income taxes paid, net	—	18

See accompanying notes to the unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Nature of Operations

American National Group, Inc. (“ANAT” or the “Company”), through its consolidated subsidiaries (collectively “American National”) offers a broad portfolio of insurance products, including individual and group life insurance, annuities, health insurance, and property and casualty insurance. Business is conducted in all 50 states, the District of Columbia and Puerto Rico.

On August 6, 2021, ANAT entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Brookfield Asset Management Reinsurance Partners Ltd. (“Brookfield Reinsurance”), an exempted company limited by shares existing under the laws of Bermuda, and Freestone Merger Sub Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Brookfield Reinsurance (“Merger Sub”). On the terms and subject to the conditions of the Merger Agreement, at the closing, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving entity, which will become an indirect, wholly-owned subsidiary of Brookfield Reinsurance. The Merger was unanimously approved by the Company’s board of directors. The Company received the requisite stockholder approval required under Delaware law for the adoption of the Merger Agreement. The only remaining significant closing condition pursuant to the Merger is the required regulatory approval from the insurance authorities in Texas, Missouri, New York, Louisiana and California.

Note 2 – Summary of Significant Accounting Policies and Practices

The condensed consolidated financial statements and notes thereto have been prepared in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) and are reported in U.S. currency. American National consolidates entities that are wholly-owned and those in which American National owns less than 100% but controls the voting rights, as well as variable interest entities in which American National is the primary beneficiary. Intercompany balances and transactions with consolidated entities have been eliminated. Investments in unconsolidated affiliates, which include real estate partnerships and investment funds, are accounted for using the equity method of accounting.

The interim condensed consolidated financial statements and notes should be read in conjunction with the annual consolidated financial statements and notes thereto included in American National’s Annual Report on Form 10-K as of and for the year ended December 31, 2021. The condensed consolidated results of operations for the interim periods should not be considered indicative of results to be expected for the full year.

The preparation of the condensed consolidated financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported consolidated financial statement balances. Actual results could differ from those estimates.

Note 3 – Recently Issued Accounting Pronouncements

Adoption of New Accounting Standards—There were no recently adopted accounting standards for the three months ended March 31, 2022 that had a material impact to the Company’s Condensed Consolidated Financial Statements or Notes to the Condensed Consolidated Financial Statements.

Future Adoption of New Accounting Standards—The Financial Accounting Standards Board issued the following accounting guidance relevant to American National:

Standard	Description	Effective Date and Method of Adoption	Impact on Financial Statements
ASU 2018-12, Financial Services—Insurance (Topic 944): Targeted Improvements to the Accounting for Long- Duration Contracts	The guidance will improve the timeliness of recognizing changes in the liability for future policy benefits for traditional and limited payment long- duration contracts and will modify the rate used to discount future cash flows. The guidance will also simplify the accounting for certain market-based options or guarantees associated with deposit (or account balance) contracts (market risk benefits), simplify the amortization of deferred acquisition costs and add significant qualitative and quantitative disclosures.	This standard will become effective for the Company for all annual and interim periods beginning January 1, 2023, which was extended from the previous effective date of January 1, 2022 through the issuance of ASU 2020-11. The guidance allows for one of two adoption methods, a modified retrospective transition or a full retrospective transition except for the changes to accounting for market risk benefits which will require a retrospective transition.	Considerable progress in the implementation of the new standard has been made; however, we have not yet estimated the impact the new guidance will have on the Consolidated Financial Statements, although we expect the impact to be material to the Consolidated Financial Statements and Notes to the Consolidated Financial Statements. Accounting and actuarial policy elections have mostly been determined, data flows are being established, actuarial models are being developed, and implementation of a financial reporting disclosure system is in progress.

ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting	The amendments in this guidance provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The guidance only applies to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform.	The amendments in this guidance are effective for all entities as of March 12, 2020 and will sunset through December 31, 2022, at which time the application of exceptions and optional expedients will no longer be permitted. The FASB is currently deliberating an ASU that would extend the sunset date through December 31, 2024.	The inventory of LIBOR exposures has been completed and is primarily limited to floating rate bonds, alternative investments, and borrowings within joint venture investments. Certain contracts included in these categories will mature prior to December 31, 2021, the start of LIBOR rates cessations. The transition from LIBOR is expected to result in an immaterial impact to the Company’s Condensed Consolidated Financial Statements or Notes to the Condensed Consolidated Financial Statements.

ASU 2022-02, Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures	The amendments in this Update eliminate the accounting guidance for troubled debt restructurings by creditors, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. The update also requires an entity to disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20, Financial Instruments—Credit Losses— Measured at Amortized Cost.	The amendments in this guidance are effective for the Company for all annual and interim reporting periods beginning January 1, 2023. The guidance requires that the amendments be adopted prospectively, with early adoption permitted.	This impact of this amendment is currently under evaluation by the Company.

Note 4 – Investment in Securities

The cost or amortized cost and fair value of investments in securities are shown below (in thousands):

	March 31, 2022
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
Fixed maturity, bonds held-to-maturity
U.S. treasury and government	$12,248	$—	$(818)	$—	$11,430
U.S. states and political subdivisions	89,666	764	(7,076)	—	83,354
Foreign governments	14,335	71	(908)	—	13,498
Corporate debt securities	6,639,092	91,538	(148,807)	(11,915)	6,569,908
Residential mortgage-backed securities	43,501	1,535	(1,002)	(476)	43,558
Collateralized debt securities	111,031	997	(4,526)	(997)	106,505

Total bonds held-to-maturity	6,909,873	94,905	(163,137)	(13,388)	6,828,253

Fixed maturity, bonds available-for-sale
U.S. treasury and government	25,804	60	(1,021)	—	24,843
U.S. states and political subdivisions	1,003,911	12,591	(15,378)	(46)	1,001,078
Foreign governments	5,000	583	—	—	5,583
Corporate debt securities	8,518,765	59,243	(365,074)	(23,741)	8,189,193
Residential mortgage-backed securities	32,063	4	(1,470)	(284)	30,313
Collateralized debt securities	239,154	272	(13,029)	(4,349)	222,048

Total bonds available-for-sale	9,824,697	72,753	(395,972)	(28,420)	9,473,058

Total investments in fixed maturity	$16,734,570	$167,658	$(559,109)	$(41,808)	$16,301,311

	December 31, 2021
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
Fixed maturity, bonds held-to-maturity
U.S. treasury and government	$12,284	$—	$(287)	$—	$11,997
U.S. states and political subdivisions	104,039	1,676	(1,906)	—	103,809
Foreign governments	14,369	137	(159)	—	14,347
Corporate debt securities	6,810,518	388,726	(21,213)	(11,467)	7,166,564
Residential mortgage-backed securities	48,491	2,684	(481)	(516)	50,178
Collateralized debt securities	112,409	1,677	(1,046)	(1,146)	111,894

Total bonds held-to-maturity	7,102,110	394,900	(25,092)	(13,129)	7,458,789

Fixed maturity, bonds available-for-sale
U.S. treasury and government	26,887	121	(255)	—	26,753
U.S. states and political subdivisions	1,028,331	51,124	(2,312)	(14)	1,077,129
Foreign governments	5,000	841	—	—	5,841
Corporate debt securities	6,809,610	268,964	(35,285)	(7,141)	7,036,148
Residential mortgage-backed securities	32,234	342	(341)	(268)	31,967
Collateralized debt securities	205,732	469	(904)	(2,887)	202,410

Total bonds available-for-sale	8,107,794	321,861	(39,097)	(10,310)	8,380,248

Total investments in fixed maturity	$15,209,904	$716,761	$(64,189)	$(23,439)	$15,839,037

Note 4 – Investment in Securities – (Continued)

The amortized cost and fair value, by contractual maturity, of fixed maturity securities are shown below (in thousands):

	March 31, 2022
	Bonds Held-to-Maturity		Bonds Available-for-Sale
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$1,009,078	$1,015,539	$679,738	$683,242
Due after one year through five years	2,073,827	2,097,134	2,878,586	2,878,658
Due after five years through ten years	2,861,063	2,804,615	2,957,938	2,871,074
Due after ten years	965,905	910,965	3,308,435	3,040,084

Total	$6,909,873	$6,828,253	$9,824,697	$9,473,058

Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Residential and commercial mortgage-backed securities, which are not due at a single maturity, have been presented based on the year of final contractual maturity.

Proceeds from sales of bonds available-for-sale, with the related gross realized gains and losses, are shown below (in thousands):

	Three months ended March 31,
	2022	2021
Proceeds from sales of fixed maturity, bonds available-for-sale	$20,247	$11,650
Gross realized gains	—	—
Gross realized losses	—	—

Gains and losses are determined using specific identification of the securities sold. There was no transfer of bonds from held-to- maturity to available-for-sale during the three months ended March 31,2022.

In accordance with various regulations, American National has bonds on deposit with regulating authorities with a carrying value of $52.7 million and $53.5 million at March 31, 2022 and December 31, 2021, respectively. In addition, American National has pledged bonds in connection with certain agreements and transactions, such as financing and reinsurance agreements. The carrying value of bonds pledged was $62.2 million and $67.1 million at March 31, 2022 and December 31, 2021, respectively.

The components of the change in net unrealized gains (losses) on debt securities are shown below (in thousands):

	Three months ended March 31,
	2022	2021
Bonds available-for-sale: change in unrealized losses	$(605,983)	$(171,952)
Adjustments for
Deferred policy acquisition costs	122,095	33,570
Participating policyholders’ interest	9,744	4,322
Deferred federal income tax benefit	99,124	27,796

Change in net unrealized losses on debt securities, net of tax	$(375,020)	$(106,264)

The components of the change in net gains (losses) on equity securities are shown below (in thousands):

	Three months ended March 31,
	2022	2021
Unrealized gains (losses) on equity securities	$(1,270)	$96,766
Net losses on equity securities sold	(8,212)	(826)

Net gains (losses) on equity securities	$(9,482)	$95,940

Note 4 – Investment in Securities – (Continued)

The gross unrealized losses and fair value of bonds available-for-sale, aggregated by investment category and length of time individual securities have been in a continuous unrealized loss position due to market factors are shown below (in thousands, except number of issues):

	March 31, 2022
	Less than 12 months			12 months or more			Total
	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value
Fixed maturity, bonds available- for-sale
U.S. treasury and government	9	$(881)	$15,413	2	$(140)	$5,052	11	$(1,021)	$20,465
U.S. states and political subdivisions	84	(9,879)	224,058	5	(5,499)	30,791	89	(15,378)	254,849
Corporate debt securities	526	(333,952)	4,537,251	46	(31,122)	197,510	572	(365,074)	4,734,761
Residential mortgage- backed securities	5	(1,456)	29,805	2	(14)	462	7	(1,470)	30,267
Collateralized debt securities	29	(12,729)	214,998	4	(300)	5,683	33	(13,029)	220,681

Total	653	$(358,897)	$5,021,525	59	$(37,075)	$239,498	712	$(395,972)	$5,261,023

	December 31, 2021
	Less than 12 months			12 months or more			Total
	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value
Fixed maturity, bonds available- for-sale
U.S. treasury and government	10	$(230)	$18,378	1	$(25)	$2,844	11	$(255)	$21,222
U.S. states and political subdivisions	13	(618)	50,025	4	(1,694)	33,644	17	(2,312)	83,669
Corporate debt securities	184	(27,335)	1,596,811	32	(7,950)	146,597	216	(35,285)	1,743,408
Residential mortgage- backed securities	2	(339)	13,193	2	(2)	496	4	(341)	13,689
Collateralized debt securities	26	(885)	191,342	3	(19)	4,447	29	(904)	195,789

Total	235	$(29,407)	$1,869,749	42	$(9,690)	$188,028	277	$(39,097)	$2,057,777

Several assumptions and underlying estimates are made in the evaluation of allowance for credit loss. Examples include financial condition, near term and long-term prospects of the issue or issuer, including relevant industry conditions and trends and implications of rating agency actions and offering prices. Based on this evaluation, unrealized losses on bonds available-for-sale where an allowance for credit loss was not recorded were concentrated in the Company’s fixed maturity securities within the transportation sector.

Equity securities by market sector distribution are shown below, based on fair value:

	March 31, 2022	December 31, 2021
Consumer goods	—%	9.6%
Energy and utilities	34.1	6.4
Finance	38.4	35.6
Healthcare	—	9.0
Industrials	—	3.5
Information technology	—	15.1
Other	27.5	20.8

Total	100.0%	100.0%

Note 4 – Investment in Securities – (Continued)

Allowance for Credit Losses

Held-to-Maturity Securities—Management measures expected credit losses on bonds held-to-maturity on a qualitative adjustment basis by major security type: corporate bonds, structured products, municipals, specialty products and treasuries. Accrued interest receivable on held-to-maturity debt securities are excluded from the estimate of credit losses. The estimate of expected credit losses considers historical credit loss information that is adjusted for current market conditions and reasonable and supportable economic forecasts based upon a third-party valuation model.

Available-for-Sale Securities—For available-for-sale bonds in an unrealized loss position, the Company first assesses whether it intends to sell the security or will be required to sell the security before recovery of its amortized cost basis. If either of these criteria are met, the security’s amortized cost basis is written down to fair value through income. For bonds available-for-sale that do not meet either indicated criteria, the Company evaluates whether the decline in fair value has resulted from credit events or market factors. In making this assessment, management first calculates the extent to which fair value is less than amortized cost, and then may consider any changes to the rating of the security by a rating agency, and any specific conditions related to the security. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security is compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded through income, limited to the amount fair value is less than amortized cost. Any remaining unrealized loss is recognized in other comprehensive income.

When the discounted cash flow method is used to determine the allowance for credit losses, management’s estimates incorporate expected prepayments, if any. Model inputs are considered reasonable and supportable for three years. A mean reversion is applied in years four and five. Credit loss allowance is not measured on accrued interest receivable because the balance is written off to net investment income in a timely manner, within 90 days. Changes in the allowance for credit losses are recognized through the condensed consolidated statement of operations as “(Increase) decrease in investment credit loss.”

No accrued interest receivables were written off as of March 31, 2022.

The rollforward of the allowance for credit losses for bonds held-to-maturity is shown below (in thousands):

	Corporate Debt Securities	Collateralized Debt Securities	Residential Mortgage Backed Securities	Total
Balance at January 1, 2022	$(11,467)	$(1,146)	$(516)	$(13,129)
Disposition	125	—	2	127
Provision	(573)	149	38	(386)

Balance at March 31, 2022	$(11,915)	$(997)	$(476)	$(13,388)

	Corporate Debt Securities	Collateralized Debt Securities	Residential Mortgage Backed Securities	Total
Balance at January 1, 2021	$(7,475)	$(4,515)	$(452)	$(12,442)
Purchases	(228)	—	—	(228)
Disposition	125	—	—	125
Provision	(4,215)	(2,004)	(90)	(6,309)

Balance at March 31, 2021	$(11,793)	$(6,519)	$(542)	$(18,854)

Note 4 – Investment in Securities – (Continued)

The rollforward of the allowance for credit losses for available-for-sale debt securities is shown below (in thousands):

	U.S. State and Political Subdivisions	Corporate Debt Securities	Collateralized Debt Securities	Residential Mortgage Backed Securities	Total
Balance at January 1, 2022	$(14)	$(7,141)	$(2,887)	$(268)	$(10,310)
Increase in allowance related to purchases	—	(10,286)	(59)	—	(10,345)
Reduction in allowance related to disposition	—	180	—	—	180
Allowance on securities that had an allowance recorded in a previous period	—	949	(1,384)	(16)	(451)
Allowance on securities where credit losses were not previously recorded	(32)	(7,443)	(19)	—	(7,494)
Balance at March 31, 2022	$(46)	$(23,741)	$(4,349)	$(284)	$(28,420)

	U.S. Treasury and Government	Corporate Debt Securities	Collateralized Debt Securities	Residential Mortgage Backed Securities	Total
Balance at January 1, 2021	$—	$(7,275)	$(19)	$(188)	$(7,482)
Allowance on securities that had an allowance recorded in a previous period	—	(733)	(488)	(10)	(1,231)
Allowance on securities where credit losses were not previously recorded	(3)	—	—	—	(3)

Balance at March 31, 2021	$(3)	$(8,008)	$(507)	$(198)	$(8,716)

Credit Quality Indicators

The Company monitors the credit quality of bonds held-to-maturity through the use of credit ratings provided by third party rating agencies, which are updated on a monthly basis. Information is also gathered regarding the asset performance of held-to-maturity bonds. The two traditional metrics for assessing interest rate risks are interest-coverage ratios and capitalization ratios, which can also be used in the assessment of credit risk. These risks are mitigated through the diversification of bond investments. Categories of diversification include credit ratings, geographic locations, maturities, and market sector.

The credit quality indicators for the amortized cost of bonds held-to-maturity are shown below (in thousands):

	March 31, 2022
	Amortized cost of bonds held-to-maturity by credit rating
Fixed maturity, bonds held-to-maturity	AAA	AA	A	BBB	BB and below	Total
U.S. treasury and government	$—	$12,248	$—	$—	$—	$12,248
U.S. state and political subdivisions	7,364	46,306	4,934	25,672	5,390	89,666
Foreign governments	—	13,325	1,010	—	—	14,335
Corporate debt securities	31,091	386,909	3,105,228	3,015,546	100,318	6,639,092
Collateralized debt securities	—	—	71,148	39,883	—	111,031
Residential mortgage backed securities	—	42,433	—	—	1,068	43,501

Total	$38,455	$501,221	$3,182,320	$3,081,101	$106,776	$6,909,873

	December 31, 2021
	Amortized cost of bonds held-to-maturity by credit rating
Fixed maturity, bonds held-to-maturity	AAA	AA	A	BBB	BB and below	Total
U.S. treasury and government	$—	$12,284	$—	$—	$—	$12,284
U.S. state and political subdivisions	14,364	49,327	9,188	25,770	5,390	104,039
Foreign governments	—	13,355	1,014	—	—	14,369
Corporate debt securities	31,176	400,666	3,212,688	3,061,595	104,393	6,810,518
Collateralized debt securities	—	—	66,715	40,858	4,836	112,409
Residential mortgage backed securities	—	47,304	—	—	1,187	48,491

Total	$45,540	$522,936	$3,289,605	$3,128,223	$115,806	$7,102,110

Note 5 – Mortgage Loans

Generally, commercial mortgage loans are secured by first liens on income-producing real estate. American National attempts to maintain a diversified portfolio by considering both the location of the underlying collateral as well as the type of mortgage loan. The geographic categories come from the U.S. Census Bureau’s “Census Regions and Divisions of the United States.” The distribution based on carrying amount of mortgage loans by location is as follows (in thousands, except percentages):

	March 31, 2022		December 31, 2021
	Amount	Percentage	Amount	Percentage
East North Central	$763,641	14.8%	$747,661	14.4%
East South Central	97,225	1.9	117,574	2.3
Mountain	1,280,431	24.8	1,250,562	24.0
Pacific	869,480	16.9	878,820	16.9
South Atlantic	598,798	11.6	627,295	12.0
West South Central	1,242,336	24.1	1,261,659	24.3
Other	303,805	5.9	315,763	6.1

Total	$5,155,716	100.0%	$5,199,334	100.0%

As of March 31, 2022 and December 31, 2021, loans in foreclosure and loans foreclosed are as follows (in thousands, except number of loans):

	March 31, 2022		December 31, 2021
Foreclosure and foreclosed	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment
In foreclosure	1	$4,874	—	$—
Filed for bankruptcy	—	—	—	—

Total in foreclosure	1	$4,874	—	$—

Foreclosed	—	$—	1	$5,168

The age analysis of past due loans is shown below (in thousands, except percentages):

March 31, 2022	30-59 Days Past Due	60-89 Days Past Due	More Than 90 Days Past Due	Total	Current	Total
						Amount	Percentage
Apartment	$30,539	$—	$—	$30,539	$537,149	$567,688	10.8%
Hotel	—	—	—	—	975,076	975,076	18.6
Industrial	—	—	—	—	880,514	880,514	16.8
Office	—	57,083	—	57,083	1,304,290	1,361,373	25.9
Parking	—	—	—	—	390,745	390,745	7.4
Retail	—	—	4,874	4,874	753,525	758,399	14.5
Storage	—	—	—	—	169,721	169,721	3.2
Other	4,363	—	—	4,363	140,661	145,024	2.8

Total	$34,902	$57,083	$4,874	$96,859	$5,151,681	$5,248,540	100.0%

Allowance for credit losses						(92,824)

Total, net of allowance						$5,155,716

December 31, 2021
Apartment	$—	$—	$—	$—	$522,595	$522,595	9.9%
Hotel	—	—	—	—	962,345	962,345	18.2
Industrial	—	—	—	—	912,645	912,645	17.2
Office	—	—	—	—	1,347,384	1,347,384	25.4
Parking	—	—	—	—	392,310	392,310	7.4
Retail	4,872	—	—	4,872	838,163	843,035	15.9
Storage	—	—	—	—	163,685	163,685	3.1
Other	—	—	—	—	152,414	152,414	2.9

Total	$4,872	$—	$—	$4,872	$5,291,541	$5,296,413	100.0%

Allowance for credit losses						(97,079)

Total, net of allowance						$5,199,334

Note 5 – Mortgage Loans – (Continued)

As a result of the economic impact associated with COVID-19, American National modified 93 loans with a total balance of $1.6 billion during 2020. These modifications were in the form of forbearance of principal and interest payments for up to six months, extensions of maturity dates, and/or provisions for interest only payments. The modifications were primarily related to our loans to hotels, retail and parking operations. Due to the ongoing economic stress brought on by the pandemic, additional modifications for 33 of these loans with a total balance of $725.7 million were made in 2021. However, gradual easing of pandemic restrictions has generated a more favorable economic environment and no additional modifications were made during the first quarter of 2022. The additional modifications from prior years extended the forbearance of principal and interest payments and interest only provisions with a requirement for the payment of at least 20% of the total interest due during the extended modification period.

The modified loans had an aggregate deferred interest of $5.2 million as of March 31, 2022.

Troubled Debt Restructurings

American National has granted concessions to certain mortgage loan borrowers. Concessions are generally one of, or a combination of, a delay in payment of principal or interest, a reduction of the contractual interest rate or an extension of the maturity date. Loans that have these concessions could be classified as troubled debt restructurings. The carrying value could change based on the expected recovery of the loan, which is evaluated quarterly. Loan modifications executed due to COVID-19 resulting in a total delay of more than six months were evaluated for troubled debt restructured status under current GAAP guidance.

American National considers the amount, timing and extent of concessions in determining credit loss allowances for loan losses recorded in connection with a troubled debt restructuring.

Loans determined to be troubled debt restructures during the periods presented are as follows (in thousands, except number of loans):

	Three months ended March 31,
	2022			2021
	Number of Loans	Recorded Investment Pre- Modification	Recorded Investment Post- Modification	Number of Loans	Recorded Investment Pre- Modification	Recorded Investment Post- Modification
Office	—	$—	$—	2	$14,660	$14,660
Retail	—	—	—	2	28,234	28,234
Parking	—	—	—	1	9,730	9,730
Storage	—	—	—	1	8,937	8,937

Total	—	$—	$—	6	$61,561	$61,561

During the first quarter of 2022, 4 of the 72 troubled debt restructured loans were paid in full, leaving a total of 68 loans with a recorded investment of $1.2 billion reduced from $1.3 billion at year end 2021. There are no commitments to lend additional funds to debtors whose loans have been modified in a troubled debt restructuring during the periods presented. The decrease in loans determined to be a troubled debt restructuring in the three months ended March 31, 2022 is primarily attributable to improved economic conditions after lifting of COVID-19 related restrictions.

Note 5 – Mortgage Loans – (Continued)

Allowance for Credit Losses

Mortgage loans on real estate are stated at unpaid principal balance, adjusted for any unamortized discount, deferred expenses and allowances. The allowance for credit losses is based upon the current expected credit loss model. The model considers past loss experience, current economic conditions, and reasonable and supportable forecasts of future conditions. Reversion for the allowance calculation is implicit in the models used to determine the allowance. The methodology uses a discounted cash flow approach based on expected cash flows.

The rollforward of the allowance for credit losses for mortgage loans is shown below (in thousands):

Commercial Mortgage Loans
Balance at January 1, 2022	$(97,079)
Provision	4,255

Balance at March 31, 2022	$(92,824)

Commercial Mortgage Loans
Balance at January 1, 2021	$(125,703)
Provision	(885)

Balance at March 31, 2021	$(126,588)

The change in allowance for the three months ended March 31, 2022 was primarily driven by higher overall occupancy in upper- tier hotels and a decreased allowance rate in the office sector as more businesses return to pre-pandemic behavior.

The asset and allowance balances for credit losses for mortgage loans by property-type are shown below (in thousands):

	March 31, 2022		December 31, 2021
	Asset Balance	Allowance	Asset Balance	Allowance
Apartment	$567,688	$(1,540)	$522,595	$(1,366)
Hotel	975,076	(38,076)	962,345	(39,272)
Industrial	880,514	(4,047)	912,645	(4,051)
Office	1,361,373	(24,296)	1,347,384	(26,988)
Parking	390,745	(15,278)	392,310	(16,037)
Retail	758,399	(6,878)	843,035	(6,685)
Storage	169,721	(637)	163,685	(459)
Other	145,024	(2,072)	152,414	(2,221)

Total	$5,248,540	$(92,824)	$5,296,413	$(97,079)

Note 5 – Mortgage Loans – (Continued)

Credit Quality Indicators

Mortgage loans are segregated by property-type and quantitative and qualitative allowance factors are applied. Qualitative factors are developed quarterly based on the pooling of assets with similar risk characteristics and historical loss experience adjusted for the expected trend in the current market environment. Credit losses are pooled by property-type as it represents the most similar and reliable risk characteristics in our portfolio. The amortized cost of mortgage loans by year of origination by property-type are shown below (in thousands):

	Amortized Cost Basis by Origination Year
	2022	2021	2020	2019	2018	Prior	Total
Apartment	$12,444	$61,832	$89,955	$221,719	$22,166	$159,572	$567,688
Hotel	24,652	32,318	39,119	106,715	202,220	570,052	975,076
Industrial	48,553	177,881	236,315	135,240	65,100	217,425	880,514
Office	37,314	5,612	24,811	47,451	161,630	1,084,555	1,361,373
Parking	—	31,504	28,644	13,673	26,588	290,336	390,745
Retail	29,925	119,858	69,851	38,603	59,491	440,671	758,399
Storage	—	27,998	30,532	38,595	46,586	26,010	169,721
Other	—	50,642	—	27,117	20,089	47,176	145,024

Total	$152,888	$507,645	$519,227	$629,113	$603,870	$2,835,797	$5,248,540

Allowance for credit losses							(92,824)

Total, net of allowance							$5,155,716

Generally, mortgage loans are secured by first liens on income-producing real estate with a loan-to-value ratio of up to 75%. It is the Company’s policy to not accrue interest on loans that are 90 days delinquent and where amounts are determined to be uncollectible. At March 31, 2022, one commercial loan was past due over 90 days or in non-accrual status.

Off-Balance Sheet Credit Exposures

The Company has off-balance sheet credit exposures related to non-cancellable unfunded commitment amounts on commercial mortgage loans. We estimate the allowance for these exposures by applying the allowance rate we computed for each property type to the related outstanding commitment amounts. As of March 31, 2022, we have included a $5.3 million liability in other liabilities on the condensed consolidated statements of financial position based on unfunded loan commitments of $900.9 million.

Note 6 - Real Estate and Other Investments

The carrying amount of investment real estate, net of accumulated depreciation, and real estate partnerships by property-type and geographic distribution are as follows (in thousands, except percentages):

	March 31, 2022		December 31, 2021
	Amount	Percentage	Amount	Percentage
Hotel	$63,822	6.9%	$56,198	6.1%
Industrial	99,758	10.8	119,698	12.9
Land	42,508	4.6	39,760	4.3
Office	273,847	29.6	277,034	29.8
Retail	273,171	29.5	269,941	29.1
Apartments	161,141	17.4	153,871	16.6
Other	11,212	1.2	11,910	1.2

Total	$925,459	100.0%	$928,412	100.0%

Note 6 – Real Estate and Other Investments – (Continued)

	March 31, 2022		December 31, 2021
	Amount	Percentage	Amount	Percentage
East North Central	$125,250	13.5%	$122,148	13.2%
East South Central	57,608	6.2	59,122	6.4
Mountain	136,973	14.8	127,542	13.7
Pacific	115,548	12.5	112,714	12.1
South Atlantic	67,152	7.3	67,573	7.3
West South Central	418,032	45.2	428,272	46.1
Other	4,896	0.5	11,041	1.2

Total	$925,459	100.0%	$928,412	100.0%

As of March 31, 2022, no real estate investments met the criteria as held-for-sale.

American National regularly invests in real estate partnerships and frequently participates in the design with the sponsor, but in most cases, its involvement is limited to financing. Some of these partnerships have been determined to be variable interest entities (“VIEs”). In certain instances, in addition to an economic interest in the entity, American National holds the power to direct the most significant activities of the entity and is deemed the primary beneficiary. The assets of the consolidated VIEs are restricted and must first be used to settle their liabilities. Creditors or beneficial interest holders of these VIEs have no recourse to the general credit of American National, as American National’s obligation is limited to the amount of its committed investment. American National has not provided financial or other support to the VIEs in the form of liquidity arrangements, guarantees, or other commitments to third-parties that may affect the fair value or risk of its variable interest in the VIEs in 2022 or 2021.

The assets and liabilities relating to the VIEs included in the condensed consolidated financial statements are as follows (in thousands):

	March 31, 2022	December 31, 2021
Real estate and real estate partnerships	$121,480	$126,708
Investment funds	100,045	100,374
Short-term investments	500	500
Cash and cash equivalents	9,537	10,341
Premiums due and other receivables	3,415	3,201
Other assets	13,856	12,992

Total assets of consolidated VIEs	$248,833	$254,116

Notes payable	$158,348	$149,248
Other liabilities	8,985	8,250

Total liabilities of consolidated VIEs	$167,333	$157,498

The notes payable in the condensed consolidated statements of financial position pertain to the borrowings of the consolidated VIEs. The liability of American National relating to notes payable of the consolidated VIEs is limited to the amount of its direct or indirect investment in the respective ventures, which totaled $12.1 million and $3.0 million at March 31, 2022 and December 31, 2021, respectively.

The total long-term notes payable of the consolidated VIEs consists of the following (in thousands):

Interest rate	Maturity	March 31, 2022	December 31, 2021
4% fixed	2022	$74,454	$75,293
LIBOR or Equivalent	2023	10,776	10,819
4.18% fixed	2024	62,834	63,136
3.25%	2024	6,749	—
Prime Rate, min. 3.25%, currently 3.50%	2024	3,535	—

Total		$158,348	$149,248

Note 6 – Real Estate and Other Investments – (Continued)

For other real estate partnership VIEs, American National is not the primary beneficiary as major decisions impacting the economic activities of the VIE require consent from both partners. The carrying amount and maximum exposure to loss relating to these unconsolidated VIEs follows (in thousands):

	March 31, 2022		December 31, 2021
	Carrying Amount	Maximum Exposure to Loss	Carrying Amount	Maximum Exposure to Loss
Real estate and real estate partnerships	$314,635	$314,635	$332,351	$332,351
Mortgage loans on real estate	710,505	710,505	690,779	690,779
Accrued investment income	3,017	3,017	2,878	2,878

American National’s equity in earnings of real estate partnerships is the Company’s share of operating earnings and realized gains from investments in real estate joint ventures and other limited partnership interests (“joint ventures”) using the equity method of accounting.

The Company’s income from and investment in each joint venture did not exceed 20% and therefore no separate financial disclosure is required. The Company’s income from, assets held, and investment in each joint venture did not exceed 10% of operating income before tax. Additionally, American National’s investment in joint ventures is less than 3% of the Company’s total assets, and investments in individual joint ventures are not considered to be material to the Company in relation to its financial position or ongoing results of operations. Therefore, summarized financial information of equity method investees has not been included.

The Company’s total investment in investment funds, real estate partnerships, and other partnerships of which substantially all are limited liability companies (“LLCs”) or limited partnerships, was comprised of $1.4 billion at March 31, 2022 and December 31, 2021.

Note 7 – Derivative Instruments

American National purchases over-the-counter equity-indexed options as economic hedges against fluctuations in the equity markets to which equity-indexed products are exposed. These options are not designated as hedging instruments for accounting purposes under GAAP. Equity-indexed contracts include a fixed host universal-life insurance or annuity contract and an equity- indexed embedded derivative. The detail of derivative instruments is shown below (in thousands, except number of instruments):

Derivatives Not Designated as Hedging Instruments	Location in the Condensed Consolidated Statements of Financial Position	March 31, 2022			December 31, 2021
		Number of Instruments	Notional Amounts	Estimated Fair Value	Number of Instruments	Notional Amounts	Estimated Fair Value
Equity-indexed options	Other invested assets	484	$3,622,900	$205,296	473	$3,523,000	$259,383
Equity-indexed embedded derivative	Policyholders’ account balances	127,634	3,554,390	794,636	125,523	3,419,992	832,579

		Gains (Losses) Recognized in Income on Derivatives
Derivatives Not Designated as Hedging Instruments		Three months ended March 31,
	Location in the Condensed Consolidated Statements of Operations	2022	2021
Equity-indexed options	Net investment income	$(35,183)	$28,827
Equity-indexed embedded derivative	Interest credited to policyholders’ account balances	39,508	(26,689)

The Company’s use of derivative instruments exposes it to credit risk in the event of non-performance by counterparties. The Company has a policy of only dealing with counterparties it believes are creditworthy and obtaining sufficient collateral where appropriate, as a means of mitigating the financial loss from defaults. The Company holds collateral in cash and notes secured by U.S. government-backed assets. The non-performance risk is the net counterparty exposure based on fair value of open contracts less fair value of collateral held. The Company maintains master netting agreements with its current active trading partners. A right of offset has been applied to collateral that supports credit risk and has been recorded in the condensed consolidated statements of financial position as an offset to “Other invested assets” with an associated payable to “Other liabilities” for excess collateral.

Note 7 – Derivative Instruments – (Continued)

Information regarding the Company’s exposure to credit loss on the options it holds is presented below (in thousands):

		March 31, 2022
Counterparty	Moody/S&P Rating	Options Fair Value	Collateral Held in Cash	Collateral Held in Invested Assets	Total Collateral Held	Collateral Amounts Used to Offset Exposure	Excess Collateral	Exposure Net of Collateral
Bank of America	A2/A-	$5,444	$5,950	$—	$5,950	$5,444	$506	$—
Barclays	Baa2/BBB	36,007	19,733	18,100	37,833	36,007	1,826	—
Credit Suisse	Baa1/BBB+	18,600	20,230	—	20,230	18,600	1,630	—
ING	Baa1/A-	12,529	2,510	10,300	12,810	12,529	281	—
Morgan Stanley	A1/BBB+	41,013	37,606	5,700	43,306	41,013	2,293	—
NATIXIS*	A1/A	25,550	25,490	—	25,490	25,490	—	60
Truist	A3/A-	41,147	31,920	11,000	42,920	41,147	1,773	—
Wells Fargo	A1/BBB+	25,006	16,540	9,900	26,440	25,006	1,434	—

Total		$205,296	$159,979	$55,000	$214,979	$205,236	$9,743	$60

		December 31, 2021
Counterparty	Moody/S&P Rating	Options Fair Value	Collateral Held in Cash	Collateral Held in Invested Assets	Total Collateral Held	Collateral Amounts Used to Offset Exposure	Excess Collateral	Exposure Net of Collateral
Bank of America	A2/A-	$6,289	$5,950	$—	$5,950	$5,950	$—	$339
Barclays	Baa2/BBB	45,410	28,173	18,100	46,273	45,410	863	—
Credit Suisse	Baa1/BBB+	34,411	35,300	—	35,300	34,411	889	—
ING	Baa1/A-	13,280	3,030	10,300	13,330	13,280	50	—
Morgan Stanley	A1/BBB+	61,817	57,716	5,700	63,416	61,817	1,599	—
NATIXIS*	A1/A	26,490	26,660	—	26,660	26,490	170	—
Truist	A3/A-	39,589	30,010	11,000	41,010	39,530	1,480	59
Wells Fargo	A1/BBB+	32,097	22,320	9,900	32,220	32,065	155	32

Total		$259,383	$209,159	$55,000	$264,159	$258,953	$5,206	$430

*	Collateral is prohibited from being held in invested assets.

Note 8 – Net Investment Income and Realized Investment Gains (Losses)

Net investment income is shown below (in thousands):

	Three months ended March 31,
	2022	2021
Bonds	$138,603	$130,497
Equity securities	547	7,493
Mortgage loans	83,716	70,866
Real estate and real estate partnerships	54,851	3,485
Investment funds	18,145	21,356
Equity-indexed options	(35,183)	28,827
Other invested assets	8,686	7,457

Total	$269,365	$269,981

Net investment income from equity method investments, comprised of real estate partnerships and investment funds was $70.1 million and $23.2 million for the three months ended March 31, 2022 and 2021, respectively. Net realized investment gains (losses) are shown below (in thousands):

	Three months ended March 31,
	2022	2021
Bonds	$7,405	$7,699
Real estate and real estate partnerships	2,896	11,193
Other invested assets	(24)	347

Total	$10,277	$19,239

Net realized investment gains (losses) by transaction type are shown below (in thousands):

	Three months ended March 31,
	2022	2021
Sales	$3,846	$12,898
Calls and maturities	6,509	7,260
Paydowns	1	439
Impairments	—	(1,265)
Other	(79)	(93)

Total	$10,277	$19,239

Note 9 – Fair Value of Financial Instruments

The carrying amount and fair value of financial instruments are shown below (in thousands):

	March 31, 2022		December 31, 2021
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Fixed maturity, bonds held-to-maturity	$6,896,485	$6,828,253	$7,088,981	$7,458,789
Fixed maturity, bonds available-for-sale	9,473,058	9,473,058	8,380,248	8,380,248
Equity securities	84,974	84,974	135,433	135,433
Equity-indexed options, included in other invested assets	205,296	205,296	259,383	259,383
Mortgage loans on real estate, net of allowance	5,155,716	5,212,033	5,199,334	5,271,950
Policy loans	365,117	365,117	365,208	365,208
Short-term investments	1,217,041	1,217,041	1,840,732	1,840,732
Separate account assets ($1,197,883 and $1,278,380 included in fair value hierarchy)	1,237,906	1,237,906	1,320,703	1,320,703
Separately managed accounts, included in other invested assets	105,213	105,213	99,884	99,884

Total financial assets	$24,740,806	$24,728,891	$24,689,906	$25,132,330

Financial liabilities
Investment contracts	$9,238,203	$9,238,203	$10,947,958	$10,947,958
Embedded derivative liability for equity-indexed contracts	794,636	794,636	832,579	832,579
Notes payable	158,348	158,348	149,248	149,248
Separate account liabilities ($1,197,883 and $1,278,380 included in fair value hierarchy)	1,237,906	1,237,906	1,320,703	1,320,703

Total financial liabilities	$11,429,093	$11,429,093	$13,250,488	$13,250,488

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability. A fair value hierarchy is used to determine fair value based on a hypothetical transaction at the measurement date from the perspective of a market participant. American National has evaluated the types of securities in its investment portfolio to determine an appropriate hierarchy level based upon trading activity and the observability of market inputs. The classification of assets or liabilities within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2	Quoted prices in markets that are not active or inputs that are observable directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Unobservable inputs reflect American National’s own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models and third-party evaluation, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Note 9 – Fair Value of Financial Instruments — (Continued)

Valuation Techniques for Financial Instruments Recorded at Fair Value

Fixed Maturity Securities and Equity Options—American National utilizes a pricing service to estimate fair value measurements. The fair value for fixed maturity securities that are disclosed as Level 1 measurements are based on unadjusted quoted market prices for identical assets that are readily available in an active market. The estimates of fair value for most fixed maturity securities, including municipal bonds, provided by the pricing service are disclosed as Level 2 measurements as the estimates are based on observable market information rather than market quotes. The pricing service utilizes market quotations for fixed maturity securities that have quoted prices in active markets. Since fixed maturity securities generally do not trade on a daily basis, the pricing service prepares estimates of fair value measurements for these securities using its proprietary pricing applications, which include available relevant market information, benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. Additionally, an option adjusted spread model is used to develop prepayment and interest rate scenarios.

The pricing service evaluates each asset class based on relevant market information, credit information, perceived market movements and sector news. The market inputs utilized in the pricing evaluation, listed in the approximate order of priority, include: benchmark yields, reported trades, pricing source quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and economic events. The extent of the use of each market input depends on the asset class and the market conditions. Depending on the security, the priority of the use of inputs may change or some market inputs may not be relevant. For some securities, additional inputs may be necessary.

American National has reviewed the inputs and methodology used and the techniques applied by the pricing service to produce quotes that represent the fair value of a specific security. The review confirms that the pricing service is utilizing information from observable transactions or a technique that represents a market participant’s assumptions. American National does not adjust quotes received from the pricing service. The pricing service utilized by American National has indicated that they will only produce an estimate of fair value if there is objectively verifiable information available.

American National holds a small amount of private placement debt and fixed maturity securities that have characteristics that make them unsuitable for matrix pricing. For these securities, a quote from an independent pricing source (typically a market maker) is obtained. Due to the disclaimers on the quotes that indicate the price is indicative only, American National includes these fair value estimates in Level 3.

For securities priced using a quote from an independent pricing source, such as the equity-indexed options and certain fixed maturity securities, American National uses a market-based fair value analysis to validate the reasonableness of prices received. Price variances above a certain threshold are analyzed further to determine if any pricing issue exists. This analysis is performed quarterly.

Equity Securities—For publicly-traded equity securities, prices are received from a nationally recognized pricing service that are based on observable market transactions, and these securities are classified as Level 1 measurements. For certain preferred stock, current market quotes in active markets are unavailable. In these instances, an estimated fair value is received from the pricing service. The service utilizes similar methodologies to price preferred stocks as it does for fixed maturity securities. If applicable, these estimates would be disclosed as Level 2 measurements. American National tests the accuracy of the information provided by reference to other services annually.

Short-term Investments—Short-term investments are primarily commercial paper rated A2 or P2 or better by Standard & Poor’s and Moody’s, respectively. Commercial paper is carried at amortized cost which approximates fair value. These investments are classified as Level 2 measurements.

Note 9 – Fair Value of Financial Instruments – (Continued)

Separate Account Assets and Liabilities—Separate account assets and liabilities are funds that are held separate from the general assets and liabilities of American National. Separate account assets include funds representing the investments of variable insurance product contract holders, who bear the investment risk of such funds. Investment income and investment gains and losses from these separate funds accrue to the benefit of the contract holders. American National reports separately, as assets and liabilities, investments held in such separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from American National’s general account liabilities; (iii) investments are directed by the contract holder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contract holder. In addition, American National’s qualified pension plan assets are included in separate accounts. The assets of these accounts are carried at fair value. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses in the condensed consolidated statements of operations. Separate accounts are established in conformity with insurance laws and are not chargeable with liabilities that arise from any other business of American National.

The separate account assets included on the quantitative disclosures fair value hierarchy table are comprised of short-term investments, equity securities, and fixed maturity bonds available-for-sale. Equity securities are classified as Level 1 measurements. Short-term investments and fixed maturity securities are classified as Level 2 measurements. These classifications for separate account assets reflect the same fair value level methodologies as listed above as they are derived from the same vendors and follow the same process.

The separate account assets also include cash and cash equivalents, investment funds, accrued investment income, and receivables for securities. These are not financial instruments and are not included in the quantitative disclosures of fair value hierarchy table.

No gains or losses were recognized on assets transferred to separate accounts for the three months ended March 31, 2022 and 2021, respectively.

Embedded Derivatives—The amounts reported within policyholder contract deposits include equity linked interest crediting rates based on the S&P 500 within indexed annuities and indexed life. The following unobservable inputs are used for measuring the fair value of the embedded derivatives associated with the policyholder contract liabilities:

•

Lapse rate assumptions are determined by company experience. Lapse rates are generally assumed to be lower during a contract’s surrender charge period and then higher once the surrender charge period has ended. Decreases to the assumed lapse rates generally increase the fair value of the liability as more policyholders persist to collect the crediting interest pertaining to the indexed product. Increases to the lapse rate assumption decrease the fair value.

•

Mortality rate assumptions vary by age and gender based on company and industry experience. Decreases to the assumed mortality rates increase the fair value of the liabilities as more policyholders earn crediting interest. Increases to the assumed mortality rates decrease the fair value as higher decrements reduce the potential for future interest credits.

•

Equity volatility assumptions begin with current market volatilities and grow to long-term values. Increases to the assumed volatility will increase the fair value of liabilities, as future projections will produce higher increases in the linked index. At March 31, 2022 and December 31, 2021, the one year implied volatility used to estimate embedded derivative value was 18.2% and 19.6%, respectively.

Fair values of indexed life and annuity liabilities are calculated using the discounted cash flow technique. Shown below are the significant unobservable inputs used to calculate the Level 3 fair value of the embedded derivatives within policyholder contract deposits (in millions, except range percentages):

	Fair Value			Range
	March 31, 2022	December 31, 2021	Unobservable Input	March 31, 2022	December 31, 2021
Security type
Embedded derivative
Indexed Annuities	$771.0	$799.3	Lapse Rate	1-50%	1-50%
			Mortality Multiplier	100%	100%
			Equity Volatility	14-68%	12-64%
Indexed Life	23.6	33.3	Equity Volatility	14-68%	12-64%

Note 9 – Fair Value of Financial Instruments — (Continued)

Quantitative Disclosures

The fair value hierarchy measurements of the financial instruments are shown below (in thousands):

	Assets and Liabilities Carried at Fair Value by Hierarchy Level at March 31, 2022
	Total Fair Value	Level 1	Level 2	Level 3
Financial assets
Fixed maturity, bonds available-for-sale
U.S. treasury and government	$24,843	$24,843	$—	$—
U.S. states and political subdivisions	1,001,078	—	1,001,078	—
Foreign governments	5,583	—	5,583	—
Corporate debt securities	8,189,193	—	7,933,212	255,981
Residential mortgage-backed securities	30,313	—	30,313	—
Collateralized debt securities	222,048	—	222,048	—

Total bonds available-for-sale	9,473,058	24,843	9,192,234	255,981

Equity securities
Common stock	21,923	20,200	—	1,723
Preferred stock	63,051	29,732	—	33,319

Total equity securities	84,974	49,932	—	35,042

Options	205,296	—	—	205,296
Short-term investments	1,217,041	—	1,217,041	—
Separate account assets	1,197,883	364,726	833,157	—
Separately managed accounts	105,213	—	—	105,213

Total financial assets	$12,283,465	$439,501	$11,242,432	$601,532

Financial liabilities
Embedded derivative for equity-indexed contracts	$794,636	$—	$—	$794,636
Notes payable	158,348	—	—	158,348
Separate account liabilities	1,197,883	364,726	833,157	—

Total financial liabilities	$2,150,867	$364,726	$833,157	$952,984

	Assets and Liabilities Carried at Fair Value by Hierarchy Level at December 31, 2021
	Total Fair Value	Level 1	Level 2	Level 3
Financial assets
Fixed maturity, bonds available-for-sale
U.S. treasury and government	$26,753	$26,753	$—	$—
U.S. states and political subdivisions	1,077,129	—	1,077,129	—
Foreign governments	5,841	—	5,841	—
Corporate debt securities	7,036,148	—	6,789,991	246,157
Residential mortgage-backed securities	31,967	—	31,967	—
Collateralized debt securities	202,410	—	202,410	—

Total bonds available-for-sale	8,380,248	26,753	8,107,338	246,157

Equity securities
Common stock	94,895	93,315	—	1,580
Preferred stock	40,538	7,570	—	32,968

Total equity securities	135,433	100,885	—	34,548

Options	259,383	—	—	259,383
Short-term investments	1,840,732	—	1,840,732	—
Separate account assets	1,278,380	381,414	896,966	—
Separately managed accounts	99,884	—	—	99,884

Total financial assets	$11,994,060	$509,052	$10,845,036	$639,972

Financial liabilities
Embedded derivative for equity-indexed contracts	$832,579	$—	$—	$832,579
Notes payable	149,248	—	—	149,248
Separate account liabilities	1,278,380	381,414	896,966	—

Total financial liabilities	$2,260,207	$381,414	$896,966	$981,827

Note 9 – Fair Value of Financial Instruments – (Continued)

For financial instruments measured at fair value on a recurring basis using Level 3 inputs during the period, a reconciliation of the beginning and ending balances is shown below (in thousands):

	Level 3
	Three months ended March 31, 2022
	Assets			Liability
	Investment Securities	Equity-Indexed Options	Separately Managed Accounts	Embedded Derivative
Beginning balance	$280,705	$259,383	$99,884	$832,579
Net loss for derivatives included in net investment income	—	(35,183)	—	—
Net change included in interest credited	—	—	—	(39,508)
Net fair value change included in other comprehensive income	296	—	5	—
Purchases, sales and settlements or maturities
Purchases	30,269	22,960	12,765	—
Sales	(20,247)	—	(7,441)	—
Settlements or maturities	—	(41,864)	—	—
Premiums less benefits	—	—	—	1,565

Ending balance at March 31, 2022	$291,023	$205,296	$105,213	$794,636

	Level 3
	Three months ended March 31, 2021
	Assets			Liability
	Investment Securities	Equity-Indexed Options	Separately Managed Accounts	Embedded Derivative
Beginning balance	$111,505	$242,201	$64,424	$705,013
Net gain for derivatives included in net investment income	—	28,827	—	—
Net change included in interest credited	—	—	—	26,689
Net fair value change included in other comprehensive income	1,178	—	594	—
Purchases, sales and settlements or maturities
Purchases	27,453	20,147	10,072	—
Sales	(11,650)	—	(8,109)	—
Settlements or maturities	—	(37,812)	—	—
Premiums less benefits	—	—	—	8,812

Ending balance at March 31, 2021	$128,486	$253,363	$66,981	$740,514

Within the net gain (loss) for derivatives included in net investment income were unrealized losses of $56.2 million and unrealized gains of $7.9 million, relating to assets still held at March 31, 2022 and 2021, respectively.

There were no transfers between Level 1 and Level 2 fair value hierarchies during the periods presented. American National’s valuation of financial instruments categorized as Level 3 in the fair value hierarchy are based on valuation techniques that use significant inputs that are unobservable or had a decline in market activity that obscured observability. The indicators considered in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, the level of credit spreads over historical levels, applicable bid-ask spreads, and price consensus among market participants and other pricing sources. The transfers into Level 3 during the three months ended March 31, 2022 were the result of securities not being priced by the third-party service at the end of the period.

Equity-index Options—Certain over the counter equity options are valued using models that are widely accepted in the financial services industry. These are categorized as Level 3 as a result of the significance of non-market observable inputs such as volatility and forward price/dividend assumptions. Other primary inputs include interest rate assumptions (risk-free rate assumptions), and underlying equity quoted index prices for identical or similar assets in markets that exhibit less liquidity relative to those markets.

Note 9 – Fair Value of Financial Instruments – (Continued)

The following summarizes the fair value (in thousands), valuation techniques and unobservable inputs of the Level 3 fair value measurements:

	Fair Value at March 31, 2022	Valuation Technique	Unobservable Input	Range/Weighted Average
Security type
Investment securities
Common stock	$1,723	Guideline public company method (1)	LTM Revenue Multiple	3.7x
		CVM	NCY Revenue Multiple (6)	3.25x
			NCY +1 Revenue Multiple (7)	0.7x
			NCY +1 EBITDA Multiple	4.75x
Preferred stock	33,319	Guideline public company method	LTM Revenue Multiple (4)	5.42x
		CVM	LTM EBITDA Multiple	6.75x
			NCY Revenue Multiple	3.25x
			NCY +1 Revenue Multiple	0.7x
			NCY +1 EBITDA Multiple (8)	4.75x
Bonds	255,981	Priced at cost	Coupon rate	2.72-8.00%
Separately managed accounts	105,213	Discounted cash flows (yield analysis)	Discount rate	5.50-18.70%
		CVM	NCY +1 EBITDA	4.87x
		Market transaction		N/A

	Fair Value at December 31, 2021	Valuation Technique	Unobservable Input	Range/Weighted Average
Security type
Investment securities
Common stock	$1,580	Guideline public company method (1)	Recurring Revenue Multiple (2)	8x
		Option pricing method	LTM EBITDA Multiple (3)	7.6x
		CVM	NCY EBITDA Multiple (5)	4.8x
Preferred stock	32,968	Guideline public company method (1)	LTM Revenue Multiple (4)	6.3x
		Priced at cost	LTM EBITDA Multiple (3)	4.2x
			NCY EBITDA Multiple (5)	4.8x
			Term (Years)	1.80
			Volatility	60.00%
Bonds	246,157	Priced at cost	Coupon rate	2.63-8.00%
Separately managed accounts	99,884	Discounted cash flows (yield analysis)	Discount rate	4.80-16.40%
		CVM	NCY EBITDA Multiple (5)	4.8x
		Market transaction	N/A	N/A

(1)	Guideline public company method uses price multiples from data on comparable public companies. Multiples are then adjusted to account for differences between what is being valued and comparable firms.
(2)	Recurring Revenue Multiple for the most relevant period of time, measures the value of the equity or a business relative to the revenues it generates.
(3)	Last Twelve Months (“LTM”) EBITDA Multiple valuation metric shows earnings before interest, taxes, depreciation and amortization adjustments for the past 12 month period.
(4)	LTM Revenue Multiple valuation metric shows revenue for the past 12 month period.
(5)	Next Calendar Year (“NCY”) EBITDA Multiple is the forecasted EBITDA expected to be achieved over the next calendar year.
(6)	NCY Revenue forecast revenue over the next calendar year.
(7)	NCY +1 Revenue forecast revenue over the calendar year that is two years from measurement.
(8)	NCY +1 EBITDA forecast EBITDA over the calendar year that is two years from measurement.

Investment Securities—These bonds use cost as the best estimate of fair value. They are valued at cost because the value would not change unless there is a fundamental deterioration in the portfolio. There is no observable market valuation price or third- party sources that provide market values for these securities since they are not publicly traded. The common and preferred stock are valued at market transaction, option pricing method, or guideline public company method based on the best available information.

Note 9 – Fair Value of Financial Instruments – (Continued)

Separately Managed Accounts—The separately managed account manager uses the mid-point of a range from a third-party to price these securities. Discounted cash flows (yield analysis) and market transactions approach are used in the valuation. They use discount rate which is considered an unobservable input.

Fair Value Information About Financial Instruments Not Recorded at Fair Value

Information about fair value estimates for financial instruments not measured at fair value is discussed below:

Fixed Maturity Securities—The fair value of bonds held-to-maturity is determined to be consistent with the disclosure under Valuation Techniques for the Financial Instrument Recorded at Fair Value section.

Mortgage Loans—The fair value of mortgage loans is estimated using discounted cash flow analyses on a loan-by-loan basis by applying a discount rate to expected cash flows from future installment and balloon payments. The discount rate takes into account general market trends and specific credit risk trends for the individual loan. Factors used to arrive at the discount rate include inputs from spreads based on U.S. Treasury notes and the loan’s credit quality, region, property-type, lien priority, payment type and current status.

Policy Loans—The carrying value of policy loans is the outstanding balance plus any accrued interest. Due to the collateralized nature of policy loans such that they cannot be separated from the policy contracts, the unpredictable timing of repayments and the fact that settlement is at outstanding value, American National believes the carrying value of policy loans approximates fair value.

Separately Managed Accounts—The amounts reported in separately managed accounts consist primarily of notes and private equity. These investments are private placements and do not have a readily determinable fair value. The carrying value of the separately managed accounts is cost or market value, if available from the separately managed account manager. Market value is provided by the separately managed account manager in subsequent quarters. American National believes that cost approximates fair value at initial recognition during the quarter of investment.

Investment Contracts—The carrying value of investment contracts is equivalent to the accrued account balance. The accrued account balance consists of deposits, net of withdrawals, net of interest credited, fees and charges assessed and other adjustments. American National believes that the carrying value of investment contracts approximates fair value because the majority of these contracts’ interest rates reset at anniversary.

Notes Payable—Notes payable are carried at outstanding principal balance. The carrying value of the notes payable approximates fair value because the underlying interest rates approximate market rates at the balance sheet date.

Federal Home Loan Bank Advance—The Federal Home Loan Bank advance was carried at outstanding principal balance. The fair value of the advance was obtained from the Federal Home Loan Bank of Dallas. The Company does not have outstanding loans from FHLB as of March 31, 2022.

Note 9 – Fair Value of Financial Instruments – (Continued)

The carrying value and estimated fair value of financial instruments not recorded at fair value on a recurring basis are shown below (in thousands):

	March 31, 2022
	FV Hierarchy Level	Carrying Amount	Fair Value
Financial assets
Fixed maturity, bonds held-to-maturity
U.S. treasury and government	Level 1	$12,248	$11,430
U.S. states and political subdivisions	Level 2	89,666	83,354
Foreign governments	Level 2	14,335	13,498
Corporate debt securities	Level 2	6,627,177	6,569,908
Residential mortgage-backed securities	Level 2	43,025	43,558
Collateralized debt securities	Level 2	110,034	106,505

Total fixed maturity, bonds held-to-maturity		6,896,485	6,828,253

Mortgage loans on real estate, net of allowance	Level 3	5,155,716	5,212,033
Policy loans	Level 3	365,117	365,117

Total financial assets		$12,417,318	$12,405,403

Financial liabilities
Investment contracts	Level 3	$9,238,203	$9,238,203
Notes payable	Level 3	158,348	158,348

Total financial liabilities		$9,396,551	$9,396,551

	December 31, 2021
	FV Hierarchy Level	Carrying Amount	Fair Value
Financial assets
Fixed maturity, bonds held-to-maturity
U.S. treasury and government	Level 1	$12,284	$11,997
U.S. states and political subdivisions	Level 2	104,039	103,809
Foreign governments	Level 2	14,369	14,347
Corporate debt securities	Level 2	6,799,051	7,166,564
Residential mortgage-backed securities	Level 2	47,975	50,178
Collateralized debt securities	Level 2	111,263	111,894

Total fixed maturity, bonds held-to-maturity		7,088,981	7,458,789

Mortgage loans on real estate, net of allowance	Level 3	5,199,334	5,271,950
Policy loans	Level 3	365,208	365,208

Total financial assets		$12,653,523	$13,095,947

Financial liabilities
Investment contracts	Level 3	$10,947,958	$10,947,958
Notes payable	Level 3	149,248	149,248

Total financial liabilities		$11,097,206	$11,097,206

Note 10 – Deferred Policy Acquisition Costs

Deferred policy acquisition costs (“DAC”) are shown below (in thousands):

	Life	Annuity	Health	Property & Casualty	Total
Beginning balance at January 1, 2022	$956,045	$380,472	$29,348	$132,259	$1,498,124

Additions	40,364	16,272	3,265	92,050	151,951
Amortization	(33,165)	(12,724)	(4,182)	(87,764)	(137,835)
Effect of change in unrealized gains on available-for-sale debt securities	9,400	112,695	—	—	122,095

Net change	16,599	116,243	(917)	4,286	136,211

Ending balance at March 31, 2022	$972,644	$496,715	$28,431	$136,545	$1,634,335

Commissions comprise the majority of additions to deferred policy acquisition costs.

Note 11 – Liability for Unpaid Claims and Claim Adjustment Expenses

The liability for unpaid claims and claim adjustment expenses (“claims”) for health and property and casualty insurance is included in “Policy and contract claims” in the condensed consolidated statements of financial position and is the amount estimated for incurred but not reported (“IBNR”) claims and claims that have been reported but not settled. The liability for unpaid claims is estimated based upon American National’s historical experience and actuarial assumptions that consider the effects of current developments, anticipated trends and risk management programs, less anticipated salvage and subrogation. The effects of the changes are included in the condensed consolidated results of operations in the period in which the changes occur. The time value of money is not taken into account for the purposes of calculating the liability for unpaid claims. There have been no significant changes in methodologies or assumptions used to calculate the liability for unpaid claims and claim adjustment expenses.

Information regarding the liability for unpaid claims is shown below (in thousands):

	Three months ended March 31,
	2022	2021
Unpaid claims balance, beginning	$1,455,079	$1,373,600
Less: Reinsurance recoverables	288,358	262,471

Net beginning balance	1,166,721	1,111,129

Incurred related to
Current	298,198	300,176
Prior years	(6,150)	(31,127)

Total incurred claims	292,048	269,049

Paid claims related to
Current	95,315	99,857
Prior years	191,862	160,716

Total paid claims	287,177	260,573

Net balance	1,171,592	1,119,605
Plus: Reinsurance recoverables	274,708	239,160

Unpaid claims balance, ending	$1,446,300	$1,358,765

The net and gross reserve calculations have shown favorable development as a result of favorable loss emergence compared to what was implied by the loss development patterns used in the original estimation of losses in prior years. Estimates for ultimate incurred claims attributable to insured events of prior years decreased by approximately $6.2 million during the first three months of 2022 and decreased by $31.1 million during the same period in 2021. The favorable development in 2022 was a reflection of lower-than-anticipated settlement of losses arising from guaranteed asset protection waiver line of business. The favorable development in 2021 was a reflection of lower liability claim settlement costs emerging from commercial automotive, agribusiness, and private passenger automobile lines of business.

For short-duration health insurance claims, the total of IBNR plus expected development on reported claims included in the liability for unpaid claims and claim adjustment expenses at March 31, 2022 and December 31, 2021 was $17.6 million and $18.9 million, respectively.

Note 12 – Federal Income Taxes

A reconciliation of the effective tax rate to the statutory federal tax rate is shown below (in thousands, except percentages):

	Three months ended March 31,
	2022		2021
	Amount	Rate	Amount	Rate
Total expected income tax expense at the statutory rate	$29,155	21.0%	$44,625	21.0%
Tax-exempt investment income	(1,119)	(0.8)	(1,172)	(0.6)
Dividend exclusion	(211)	(0.2)	(813)	(0.4)
Tax credits, net	(1,331)	(1.0)	(1,618)	(0.8)
Low income housing tax credit expense	807	0.6	1,513	0.7
Change in valuation allowance	16	—	29	—
Other items, net	(31)	0.1	607	0.4

Total	$27,286	19.7%	$43,171	20.3%

As of March 31, 2022, American National had no material net operating loss or tax credit carryforwards.

American National’s federal income tax returns for tax years 2018 to 2020 are subject to examination by the Internal Revenue Service. In the opinion of management, all prior year deficiencies have been paid or adequate provisions have been made for any tax deficiencies that may be upheld.

As of March 31, 2022, American National had no provision for uncertain tax positions and no provision for penalties or interest. In addition, management does not believe there are any uncertain tax benefits that could be recognized within the next twelve months that would impact American National’s effective tax rate.

Note 13 – Accumulated Other Comprehensive Income (Loss)

The components of and changes in the accumulated other comprehensive income (“AOCI”), and the related tax effects, are shown below (in thousands):

	Net Unrealized Gains (Losses) on Securities	Defined Benefit Pension Plan Adjustments	Foreign Currency Adjustments	Accumulated Other Comprehensive Income (Loss)
Beginning balance at January 1, 2022	$149,312	$546	$(2,804)	$147,054
Amounts reclassified from AOCI (net of tax benefit $1,436 and expense $756)	(5,400)	2,843	—	(2,557)
Unrealized holding losses arising during the period (net of tax benefit $125,940)	(473,773)	—	—	(473,773)
Unrealized adjustment to DAC (net of tax expense $25,640)	96,455	—	—	96,455
Unrealized losses on investments attributable to participating policyholders’ interest (net of tax expense $2,046)	7,698	—	—	7,698
Foreign currency adjustment (net of tax expense $83)	—	—	312	312

Ending balance at March 31, 2022	$(225,708)	$3,389	$(2,492)	$(224,811)

	Net Unrealized Gains (Losses) on Securities	Defined Benefit Pension Plan Adjustments	Foreign Currency Adjustments	Accumulated Other Comprehensive Income (Loss)
Beginning balance at January 1, 2021	$292,166	$(67,130)	$(2,866)	$222,170
Amounts reclassified from AOCI (net of tax benefit $944 and expense $1,013)	(3,553)	3,809	—	256
Unrealized holding losses arising during the period (net of tax benefit $35,260)	(132,644)	—	—	(132,644)
Unrealized adjustment to DAC (net of tax expense $7,050)	26,519	—	—	26,519
Unrealized losses on investments attributable to participating policyholders’ interest (net of tax expense $908)	3,414	—	—	3,414
Foreign currency adjustment (net of tax expense $65)	—	—	244	244

Ending balance at March 31, 2021	$185,902	$(63,321)	$(2,622)	$119,959

Unrealized holding losses increased during the period ended March 31, 2022 compared to December 31, 2021, as a result of an increase in benchmark ten-year interest rates, which were 2.3% and 1.5%, respectively. The Company does not currently intend to sell nor does it expect to be required to sell any of the securities in an unrealized loss position.

Note 14 – Stockholders’ Equity and Noncontrolling Interests

ANAT has one class of common stock with a par value $0.01 per share and 50,000,000 authorized shares. Each issued and outstanding share of the Company’s common stock will be converted into the right to receive $190.00 in cash without interest pursuant to the Merger Agreement with Brookfield Reinsurance that was announced by the Company on August 9, 2021. Refer to Note 1, Nature of Operations, for more information. The number of shares outstanding at the dates indicated are shown below:

	March 31, 2022	December 31, 2021
Common stock
Shares issued	26,887,200	26,887,200
Restricted shares	(10,000)	(10,000)

Unrestricted outstanding shares	26,877,200	26,877,200

Stock-based Compensation

American National has made grants of Restricted Stock (“RS”) Awards, and Restricted Stock Units (“RSU”), pursuant to a stock-based compensation plan. The term for granting additional awards under such plan expired in 2019. Pursuant to the plan, grants were made to certain officers meeting established performance objectives, and grants were made to directors as compensation and to align their interests with those of other shareholders. In addition, American National has made grants to directors and advisory directors of RSUs that are cash-settled only, with no provision for conversion to stock. During 2021, 10,197 of such cash-settled RSUs were granted and remain outstanding at March 31, 2022 as shown in the table below.

RS and RSU information for the periods indicated are shown below:

	RS Shares		RSUs
	Shares	Weighted-Average Grant Date Fair Value	Units	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2021	10,000	$80.05	10,197	$113.35
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Expired	—	—	—	—

Outstanding at March 31, 2022	10,000	$80.05	10,197	$113.35

	RS Shares	RSUs
Weighted-average contractual remaining life (in years)	0.92	0.08
Exercisable shares	N/A	N/A
Weighted-average exercise price	$80.05	$113.35
Weighted-average exercise price exercisable shares	N/A	N/A
Compensation expense
Three months ended March 31, 2022	$20,000	$175,000
Three months ended March 31, 2021	20,000	220,000
Fair value of liability award
March 31, 2022	N/A	$1,560,000
December 31, 2021	N/A	1,926,000

RS awards entitle the participant to full dividend and voting rights. Each RS share awarded has the value of one share of restricted stock and vests 10 years from the grant date. Unvested shares are restricted as to disposition and are subject to forfeiture under certain circumstances. Compensation expense is recognized over the vesting period. The restrictions on these awards lapse after 10 years and feature a graded vesting schedule in the case of the retirement, death or disability of an award holder or change in control. Restricted stock awards for 350,334 shares have been granted at an exercise price of zero, of which 10,000 shares are unvested.

Note 14 – Stockholders’ Equity and Noncontrolling Interests – (Continued)

RSU awards to our directors and advisory directors are settled in cash based upon the market price of our common stock after one-year or earlier upon death, disability or retirement from service after age 65 or change in control. A new grant of 10,197 RSUs was awarded to directors and advisory directors on May 1, 2021 with one-year cliff vesting which will be settled in cash in May 2022.

Pursuant to the Merger Agreement with Brookfield Reinsurance, each outstanding and unvested restricted share award and restricted stock unit award will vest and be converted into the right to receive cash payment equal to $190.00 multiplied by the total number of shares of common stock subject to such award prior to the effective date of the merger with Brookfield Reinsurance. Refer to Note 1, Nature of Operations, for more information.

Earnings per Share

Basic earnings per share were calculated using a weighted average number of shares outstanding. Diluted earnings per share include RS awards. RSUs may only be settled in cash.

	Three months ended March 31,
	2022	2021
Weighted average shares outstanding	26,877,200	26,877,200
Incremental shares from RS awards	7,541	7,699

Total shares for diluted calculations	26,884,741	26,884,899

Net income attributable to American National (in thousands)	$108,769	$170,173
Basic earnings per share	$4.05	$6.33
Diluted earnings per share	$4.05	$6.33

Statutory Capital and Surplus

Risk Based Capital (“RBC”) is a measure defined by the National Association of Insurance Commissioners (NAIC) and is used by insurance regulators to evaluate the capital adequacy of American National’s insurance subsidiaries. RBC is calculated using formulas applied to certain financial balances and activities that consider, among other things, investment risks related to the type and quality of investments, insurance risks associated with products and liabilities, interest rate risks and general business risks. Insurance companies that do not maintain capital and surplus at a level at least 100% of the company action level RBC are required to take certain actions. At both March 31, 2022 and December 31, 2021, the statutory capital and surplus of American National Insurance Company (“ANICO”) was $4.0 billion, which resulted in an RBC level above 200% of the company action level. All of our other insurance subsidiaries had statutory capital and surplus at March 31, 2022 and December 31, 2021, above 200% of the company action level.

American National’s insurance subsidiaries prepare financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of each subsidiary’s state of domicile, which include certain components of the National Association of Insurance Commissioners’ Codification of Statutory Accounting Principles (“NAIC Codification”). NAIC Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting practices continue to be established by individual state laws and permitted practices. Modifications by the various state insurance departments may impact the statutory capital and surplus of our insurance subsidiaries.

Statutory accounting differs from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, and valuing securities on a different basis. In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus.

Note 14 – Stockholders’ Equity and Noncontrolling Interests – (Continued)

One of American National’s insurance subsidiaries has been granted a permitted practice from the Missouri Department of Insurance to record as the valuation of its investment in a wholly-owned subsidiary that is the attorney-in-fact for a Texas domiciled insurer, the statutory capital and surplus of the Texas domiciled insurer. This permitted practice increases the statutory capital and surplus of both ANICO and American National Lloyds Insurance Company by $64.2 million and $68.1 million at March 31, 2022 and December 31, 2021, respectively. The statutory capital and surplus of both ANICO and American National Lloyds Insurance Company would have remained above the authorized control level RBC had it not used the permitted practice.

The statutory capital and surplus and net income (loss) of our life and property and casualty insurance entities in accordance with statutory accounting practices are shown below (in thousands):

	March 31, 2022	December 31, 2021
Statutory capital and surplus
Life insurance entities	$2,427,574	$2,425,759
Property and casualty insurance entities	1,602,817	1,570,501

	Three months ended March 31,
	2022	2021
Statutory net income (loss)
Life insurance entities	$52,558	$(32,217)
Property and casualty insurance entities	31,698	39,272

Dividends

Dividends are paid on a quarterly basis. We paid a quarterly dividend of $0.82 per share for each quarter during the three months ended March 31, 2022 and 2021, and we expect to continue to pay regular quarterly cash dividends, not to exceed $0.82 per share, prior to the completion of the Merger with Brookfield Reinsurance, although there is no assurance as to future dividends because they depend on future earnings, capital requirements and financial conditions.

Under the terms of the Merger Agreement with Brookfield Reinsurance, American National is not permitted to pay cash dividends prior to the closing of the Merger, except for quarterly cash dividends of not more than $0.82 per share, with record and payment dates set forth on an agreed schedule that reflects American National’s historical dividend amounts, record dates and payment dates. Consistent with that schedule, American National has paid two quarterly cash dividends since the Merger Agreement was signed on August 6, 2021. The next permitted record date for dividends is June 7, 2022. If the Merger has not closed on or prior to that date, then we would expect our Board of Directors to declare a regular quarterly dividend payable June 17, 2022 to the holders of record on June 7, 2022.

The Merger Agreement requires American National and Brookfield Reinsurance to close the Merger on the fourth business day after all insurance regulatory approvals have been obtained. However, there can be no assurance as to whether the Merger will close prior to, on, or after June 7, 2022, and we are not able to accelerate our quarterly dividend schedule without Brookfield Reinsurance’s prior written consent. Refer to Note 1, Nature of Operations, for more information regarding the Merger Agreement with Brookfield Reinsurance.

The amount of dividends paid by our insurance company subsidiaries is restricted by insurance law. These restrictions are based, in part, on the prior year’s statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior regulatory approval. Dividends in larger amounts, or extraordinary dividends, are subject to approval by the insurance commissioner of the relevant state of domicile. For example, restrictions applicable to Texas-domiciled life insurance companies like ANICO limit the payment of dividends to the greater of the prior year’s statutory net gain from operations before realized capital gains, or 10% of prior year statutory surplus, in each case determined in accordance with statutory accounting principles. ANICO is permitted without prior approval of the Texas Department of Insurance to pay total dividends of $792.4 million during 2022, subject to the terms and conditions of the Merger Agreement with Brookfield Reinsurance.

Note 14 – Stockholders’ Equity and Noncontrolling Interests – (Continued)

Noncontrolling Interest

American National County Mutual Insurance Company (“County Mutual”) is a mutual insurance company owned by its policyholders. ANICO has a management agreement that effectively gives it control of County Mutual. As a result, County Mutual is included in the condensed consolidated financial statements of American National. Policyholder interests in the financial position of County Mutual are reflected as noncontrolling interest $6.8 million at March 31, 2022 and December 31, 2021, respectively.

American National Group, Inc. and its subsidiaries exercise control or ownership of various joint ventures, resulting in their consolidation into American National’s condensed consolidated financial statements. The interests of the other partners in the consolidated joint ventures are shown as a noncontrolling interest of $2.5 million and $0.9 million at March 31, 2022 and December 31, 2021, respectively.

Note 15 – Segment Information

Management organizes the business into five operating segments:

•	Life—consists of whole, term, universal, indexed and variable life insurance. Products are primarily sold through career, multiple-line, and independent agents as well as direct marketing channels.

•

Annuity—consists of fixed, indexed, and variable annuity products. Products are primarily sold through independent agents, brokers, and financial institutions, along with multiple-line and career agents.

•

Health—consists of Medicare Supplement, stop-loss, other supplemental health products and credit disability insurance. Products are typically distributed through independent agents and managing general underwriters (“MGU”).

•

Property and Casualty—consists of personal, agricultural and targeted commercial coverages and credit-related property insurance. Products are primarily sold through multiple-line and independent agents or managing general agents.

•	Corporate and Other—consists of net investment income from investments and certain expenses not allocated to the insurance segments and revenues and related expenses from non-insurance operations.

All revenues and expenses specifically attributable to policy transactions are recorded directly to the appropriate operating segment. Revenues and expenses not specifically attributable to policy transactions are allocated to each segment as follows:

•	Recurring income from bonds and mortgage loans is allocated based on the assets allocated to each line of business at the average yield available from these assets.

•

Net investment income from all other assets is allocated to the insurance segments in accordance with the amount of capital allocated to each segment, with the remainder recorded in the Corporate and Other segment.

•	Expenses are charged to segments through direct identification and allocations based upon various factors.

Note 15 – Segment Information – (Continued)

The results of operations measured as the income (loss) before federal income tax and other items by operating segments are summarized below (in thousands):

	Three months ended March 31, 2022
	Life	Annuity	Health	Property & Casualty	Corporate & Other	Total
PREMIUMS AND OTHER REVENUES
Premiums	$106,216	$7,343	$32,465	$436,087	$—	$582,111
Other policy revenues	89,072	5,692	—	—	—	94,764
Net investment income	52,910	108,776	1,248	14,894	91,537	269,365
Net realized investment gains	—	—	—	—	10,277	10,277
Increase in investment credit loss	—	—	—	—	(11,636)	(11,636)
Net losses on equity securities	—	—	—	—	(9,482)	(9,482)
Other income	898	1,188	4,343	3,002	1,304	10,735

Total premiums and other revenues	249,096	122,999	38,056	453,983	82,000	946,134

BENEFITS, LOSSES AND EXPENSES
Policyholder benefits	164,276	21,294	—	—	—	185,570
Claims incurred	—	—	20,636	270,605	—	291,241
Interest credited to policyholders’ account balances	10,013	38,286	—	—	—	48,299
Commissions for acquiring and servicing policies	45,441	15,229	5,321	91,352	—	157,343
Other operating expenses	50,297	13,349	11,139	52,661	11,516	138,962
Change in deferred policy acquisition costs	(7,199)	(3,548)	917	(4,286)	—	(14,116)

Total benefits, losses and expenses	262,828	84,610	38,013	410,332	11,516	807,299

Income (loss) before federal income tax and other items	$(13,732)	$38,389	$43	$43,651	$70,484	$138,835

	Three months ended March 31, 2021
	Life	Annuity	Health	Property & Casualty	Corporate & Other	Total
PREMIUMS AND OTHER REVENUES
Premiums	$100,779	$24,241	$38,228	$399,405	$—	$562,653
Other policy revenues	81,508	5,031	—	—	—	86,539
Net investment income	67,797	153,864	2,083	15,513	30,724	269,981
Net realized investment gains	—	—	—	—	19,239	19,239
Increase in investment credit loss	—	—	—	—	(5,486)	(5,486)
Net gains on equity securities	—	—	—	—	95,940	95,940
Other income	458	856	4,094	3,489	855	9,752

Total premiums and other revenues	250,542	183,992	44,405	418,407	141,272	1,038,618

BENEFITS, LOSSES AND EXPENSES
Policyholder benefits	146,160	44,717	—	—	—	190,877
Claims incurred	—	—	24,251	244,135	—	268,386
Interest credited to policyholders’ account balances	19,770	88,017	—	—	—	107,787
Commissions for acquiring and servicing policies	45,420	23,042	5,986	79,237	—	153,685
Other operating expenses	47,041	12,181	10,608	53,886	9,786	133,502
Change in deferred policy acquisition costs	(14,469)	(11,071)	854	(3,433)	—	(28,119)

Total benefits, losses and expenses	243,922	156,886	41,699	373,825	9,786	826,118

Income before federal income tax and other items	$6,620	$27,106	$2,706	$44,582	$131,486	$212,500

Note 16 – Commitments and Contingencies

Commitments

American National and its subsidiaries lease insurance sales office space, technological equipment, and automobiles. The remaining long-term lease commitments at March 31, 2022 were approximately $12.7 million.

American National had aggregate commitments at March 31, 2022 to purchase, expand or improve real estate, to fund fixed interest rate mortgage loans, and to purchase other invested assets of $1.8 billion of which $1.0 billion is expected to be funded in 2022 with the remainder funded in 2023 and beyond.

American National had outstanding letters of credit in the amount of $3.5 million as of March 31, 2022 and December 31, 2021.

The Merger Agreement contains certain termination rights for both the Company and Brookfield Reinsurance. If the Merger has not closed by May 6, 2022 (“Outside Date”), either the Company or Brookfield Reinsurance may terminate the Merger agreement. However, if the closing has not occurred because the required insurance regulatory approvals have not been obtained, and all other conditions to closing have been satisfied (other than those conditions that by their terms are to be satisfied at the closing, each of which is capable of being satisfied at the closing) or waived, the Outside Date will be August 6, 2022. The Merger Agreement requires the Company to pay Brookfield Reinsurance a $178.5 million termination fee under certain circumstances. Those circumstances are relatively limited, since the Company has already received the required stockholder approval for the Merger. Specifically, a termination fee would be payable by the Company if (i) Brookfield Reinsurance terminates the merger agreement due to the occurrence of a terminable breach by the Company, (ii) a competing acquisition proposal from a third party was announced prior to the termination that was not withdrawn and (iii) within 12 months after the termination, the Company enters into a definitive agreement with respect to, or otherwise consummates, the competing acquisition proposal (or does not oppose it, in the case of a tender or exchange offer).

Federal Home Loan Bank (FHLB) Agreements

The Company has access to the FHLB’s financial services including advances that provide an attractive funding source for short-term borrowing and for access to other funding agreements. As of March 31, 2022, certain municipal bonds and collateralized mortgage obligations with a fair value of approximately $24.3 million and commercial mortgage loans of approximately $1.4 billion were on deposit with the FHLB as collateral for borrowing. As of March 31, 2022, the collateral provided borrowing capacity of approximately $826.6 million. The deposited securities and commercial mortgage loans are included in the Company’s condensed consolidated statements of financial position within fixed maturity securities and mortgage loans on real estate, net of allowance, respectively.

Guarantees

ANICO has guaranteed bank loans for customers of a third-party marketing operation. The bank loans are used to fund premium payments on life insurance policies issued by ANICO. The loans are secured by the cash values of the life insurance policies. If the customer were to default on a bank loan, ANICO would be obligated to pay off the loan. As the cash values of the life insurance policies always equal or exceed the balance of the loans, management does not foresee any loss on these guarantees. The total amount of the guarantees outstanding as of March 31, 2022, was approximately $121.4 million, while the total cash value of the related life insurance policies was approximately $143.9 million.

Restrictions of the Merger Agreement limit the Company’s ability, without Brookfield Reinsurance’s consent, to incur guarantee or assume any indebtedness, subject to certain limited exceptions, including investment portfolio transactions in the ordinary course of business consistent with past practice and other incurrences of indebtedness not to exceed $10,000,000 in the aggregate. Refer to Part I, Item 2, MD&A, Introductory Note Regarding Pending Merger for more information.

Note 16 – Commitments and Contingencies – (Continued)

Litigation

American National and certain subsidiaries are defendants in various lawsuits concerning alleged breaches of contracts, various employment matters, allegedly deceptive insurance sales and marketing practices, and miscellaneous other causes of action arising in the ordinary course of operations. Certain of these lawsuits include claims for compensatory and punitive damages. We provide accruals for these items to the extent we deem the losses probable and reasonably estimable. After reviewing these matters with legal counsel, based upon information presently available, management is of the opinion that the ultimate resultant liability, if any, would not have a material adverse effect on American National’s condensed consolidated financial position, liquidity or results of operations; however, assessing the eventual outcome of litigation necessarily involves forward-looking speculation as to judgments to be made by judges, juries and appellate courts in the future.

Such speculation warrants caution, as the frequency of large damage awards, which bear little or no relation to the economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given lawsuit. These lawsuits are in various stages of development, and future facts and circumstances could result in management changing its conclusions. It is possible that, if the defenses in these lawsuits are not successful, and the judgments are greater than management can anticipate, the resulting liability could have a material impact on our condensed consolidated financial position, liquidity, or results of operations. With respect to the existing litigation, management currently believes that the possibility of a material judgment adverse to American National is remote. Accruals for losses are established whenever they are probable and reasonably estimable. If no one estimate within the range of possible losses is more probable than any other, an accrual is recorded based on the lowest amount of the range.

Note 17 – Related Party Transactions

American National has entered into recurring transactions and agreements with certain related parties. These include mortgage loans, management contracts, agency commission contracts, marketing agreements, health insurance contracts, and legal services. The impact on the condensed consolidated financial statements of significant related party transactions is shown below (in thousands):

		Dollar Amount of Transactions
		Three months ended March 31,		Amount due from American National
Related Party	Financial Statement Line Impacted	2022	2021	March 31, 2022	December 31, 2021
Greer, Herz & Adams, LLP	Other operating expenses	$3,573	$3,713	$(564)	$(310)

Transactions with Greer, Herz & Adams, LLP: Irwin M. Herz, Jr. is a member of the Board of Directors of American National Group, Inc. and certain of its subsidiaries, and a Partner with Greer, Herz & Adams, LLP, which serves as American National’s General Counsel.